Exhibit 12

INTEGRYS ENERGY GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	For the Years Ended December 31
	June 30
(Millions, except ratio)	2012	2011	2010	2009	2008	2007

EARNINGS
Net income (loss) from continuing operations	$147.5	$230.9	$223.5	$(70.3)	$114.8	$181.0
Provision for income taxes	75.2	133.9	148.2	83.7	61.1	86.0

Income from continuing operations before income taxes	222.7	364.8	371.7	13.4	175.9	267.0

Loss (income) from less than 50% equity investees	(42.1)	(80.4)	(78.8)	(76.5)	(66.8)	(32.8)
Distributed earnings of less than 50% equity investees	33.6	64.6	64.0	60.3	50.4	36.6
Less:
Undistributed earnings of less than 50% owned affiliates	(8.5)	(15.8)	(14.8)	(16.2)	(16.4)	3.8
Preferred stock dividends of subsidiary (a)	(2.5)	(5.1)	(5.3)	0.7	(4.8)	(5.2)
Interest capitalized (b)	—	—	—	(0.2)	—	—

Adjusted income (loss) from continuing operations before income taxes	211.7	343.9	351.6	(2.3)	154.7	265.6
Total fixed charges as defined	65.1	138.3	158.8	172.3	170.5	174.6

Total earnings as defined	$276.8	$482.2	$510.4	$170.0	$325.2	$440.2

FIXED CHARGES
Interest expense	$60.4	$128.8	$147.9	$164.8	$158.1	$164.5
Interest capitalized (c)	0.3	0.3	0.6	2.6	2.0	0.3
Interest factor applicable to rentals	1.9	4.1	5.0	5.6	5.6	4.6
Preferred stock dividends of subsidiary (a)	2.5	5.1	5.3	(0.7)	4.8	5.2

Total fixed charges as defined	$65.1	$138.3	$158.8	$172.3	$170.5	$174.6

RATIO OF EARNINGS TO FIXED CHARGES	4.3	3.5	3.2	(d)	1.9	2.5

(a)          Preferred stock dividends of subsidiary are computed by dividing the preferred stock dividends of subsidiary by 100% minus the income tax rate.

(b)         Includes interest capitalized for the nonregulated segments.

(c)          Includes allowance for funds used during construction.

(d)         For 2009, earnings were inadequate to cover fixed charges by $2.3 million, driven by a pre-tax noncash goodwill impairment loss of $291.1 million.